[redacted]

02022440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 5-8-02

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-35267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **SOUTHTRUST SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C. MAY 06 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 North Twentieth Street, 7th Floor
(No. and Street)

Birmingham	AL	35283
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Brown (205) 254-5261
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

420 North Twentieth Street	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SouthTrust Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 9,239,767	$ 8,928,214
Securities purchased under agreements to resell	10,771,500	15,692,827
Deposits with clearing organizations	100,000	100,000
Due from brokers, dealers, and clearing organizations	14,356,609	490,373
Due from customers	1,227,811	1,784,849
Accrued interest receivable	1,536,039	339,924
Other accounts receivable	969,823	763,137
Trading account securities, at market	59,702,655	38,030,671
Furniture and equipment, less accumulated depreciation of $1,112,867 and $1,685,085 at December 31,2001 and 2000, respectively	946,624	1,255,388
Other assets	783,859	635,049
Total assets	$99,634,687	$68,020,432

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Short term borrowings from Parent	$ 28,700,000	$ 13,435,000
Short term borrowings from Fiserv	0	0
Other short-term borrowings	0	0
Due to brokers, dealers and clearing organizations	734,884	88,151
Due to customers	2,697,031	345,895
Securities sold, not yet purchased, at market	16,061,312	15,670,106
Accounts payable, Accrued expenses, and other liabilities	5,526,377	3,348,799
Total liabilities	53,719,604	32,887,951
Subordinated note payable to parent	10,000,000	10,000,000
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized and outstanding	1,000	1,000
Additional paid-in capital	5,763,470	5,394,579
Retained earnings	30,150,613	19,736,902
Total stockholder's equity	35,915,083	25,132,481
Total liabilities and stockholder's equity	$99,634,687	$68,020,432

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
SouthTrust Securities, Inc. (the "Company") is a wholly owned subsidiary of SouthTrust Corporation (the "Parent") and a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company also consists of four wholly owned subsidiaries: SouthTrust Insurance Agency, Inc., SouthTrust Insurance, Inc., SouthTrust Insurance Agency of Georgia, Inc., and SouthTrust Insurance of Mississippi, Inc., Bank of Tidewater Service Corp., and Bayshore Insurance Agency, Inc. (collectively referred to as the "Insurance Subsidiaries"). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities in the Southeastern United States. The Company also offers brokerage and investment services to its affiliates and customers. Services offered include: (1) purchasing and selling of mutual funds, equities, and fixed income securities solely upon the order and for the account of customers and (2) selling insurance policies, primarily life, health, and credit life, to new and existing customers as an agent of various insurance carriers.

Use of Estimates in Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash
Included in cash is cash segregated under federal and other regulations representing funds accruing to customers as a result of trades or contracts. These amounts have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. This special reserve account had a balance of $4,188,961 at December 31, 2001 and $4,018,164 at December 31, 2000.

Security Transactions
The Company places all trades through a clearing broker, FiServ Securities, Inc. ("FiServ"). The Parent owns approximately 4% of FiServ common stock. FiServ collects cash from customers and remits net commissions due to the Company based on agreed-upon terms. Security transactions are recorded on a trade date basis. Trading securities owned are valued at current market values.

Customer Accounts
The Company maintains a small number of customer accounts that contain mutual funds and certificates of deposit. FiServ maintains the remaining customer accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from FiServ for its share of commissions.

Repurchase and Reverse Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Collateral related to reverse repurchase agreements is used by the Company to provide an economic hedge of the Company's short-sale positions. At December 31, 2001 and 2000, the fair value of this collateral was $10,771,500 and $15,670,106, respectively. At Decmber 31, 2001, there were no securities under agreements to purchase.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

During 2000, the Parent revised the remaining lives of computer equipment, which included certain computer equipment owned by the Company.

Collateral
The Company continuess to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

Income Taxes
The Company does not file its own income tax return, but is included in the consolidated return of the Parent. The Company provides for taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to taxing authorities are made by the Parent.

Pending Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair value for derivatives will depend on their destination. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133. This Statement amended the effective date of SFAS No. 133 and made it effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment to FASB Statement No. 133. This Statement addressed a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133, and amends the accounting and reporting standards of SFAS No.133 for certain derivative instruments and certain hedging activities. On January 1, 2001, the Company adopted SFAS No.133 as required with no impact on the Company's financial position and results of operations. In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other intangible Assets. SFAS No. 141

requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Pooling-of-interests business combinations initiated prior to June 30, 2001 are grandfathered. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of SFAS No. 142. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company adopted the provisions of SFAS No.141 immediately and SFAS No. 142 effective January 1, 2002. As the Company does not have goodwill or other intangible assets, there was no impact on the Company's financial position or results of operations as a result of the adoption of SFAS No. 142. In June 2001, the FASB issued SFAS No.143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. Companies shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Management does not anticipate that the adoption of SFAS No. 143, which is required for its fiscal year beginning January 1, 2003, will have a material impact on the Company's financial position or results of operations.

2. RECIEVABLES FROM AND PAYABLE TO , BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts recievable from and payable to broker-dealers and clearing organizations at December 31, 2001 consisit of the following:

	Recivable	Payable
Securities failed-to-receive	$ 0	$417,545
Receivable from clearing broker	14,354,193	0
Other	2,416	317,399
	$14,356,609	$734,884

The company clears certain of it's proprietary and customer transactions through FiServ on a fully disclosed basis.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on a cash and margin transactions. Securities owned by customers are held as collateral for receivables.

4. TRADING ACCOUNT SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

Trading account securities consist of marketable securities not held as long-term investments and are carried at current market values with gains and losses recognized currently in the income statement, as illustrated below as of December 31:

	Trading Account Securities	Securities Sold, Not Yet Purchased
Obligations of U.S. Government agencies	$23,048,083	$9,068,312
State, county, and municipal obligations	32,092,495	0
Certificates of deposit	4,462,066	0
U. S. Treasuries	3,961	6,933,000
Corporate obligations	96,050	0
	$59,702,655	$16,061,312

5. RELATED PARTY TRANSACTIONS

From time to time, the Company engages in banker's acceptances with SouthTrust Bank, a wholly owned subsidiary of the Parent. Interest earned on these related party transactions, in the opinion of management, is at market rates. At December 31, 2001, there were $3,883,446 of banker's acceptances outstanding. At December 31, 2000, there were no banker's acceptances outstanding.

The Company rents office space from the Parent for corporate headquarters and back office operations on a month-to-month basis.

The Company has entered into agreements with SouthTrust Bank and other affiliates of the Parent to make portions of their branch premises available to the Company in order to provide brokerage services to the general public. The Company makes rental payments to SouthTrust Bank and other affiliates based on the square footage of the portions of branch premises made available to the Company.

Cash consists of amounts in noninterest-bearing accounts at SouthTrust Bank.

During 2001, the company transfered equipment to SouthTrust Bank with a book value of $285,153 for cash proceeds of $285,153. The company rents this equipment from SouthTrust Bank and also receives technical support and other data infrastructure services.

The Company also has a noninterest-bearing $10,000,000 subordinated loan agreement with the Parent which is payable in full at maturity on September 30, 2004. The subordinated borrowing is covered by agreements approved by the National Association of Securities Dealers and thus the amount is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements (as defined in Note 7), it may not be repaid. Furthermore, the Company must notify the National Association of Securities Dealers within six months of the Company's intent to make payments. As of December 31, 2001, no such notice had been presented to the National Association of Securities Dealers.

The Company also maintains a $100,000,000 line of credit with SouthTrust Bank, which expires March 31, 2002. The line of credit bears interest which floats with the overnight federal funds rate, is due and payable monthly, and is collateralized by securities owned by the Company. (see note 13) Balances outstanding on this line were $28,700,000 and $13,435,000 at December 31, 2001 and 2000, respectively.

Management fees were paid to the Parent during 2001 and 2000 for management and administrative services.

Reflected in accounts payable, accrued expenses, and other liabilities within the accompanying consolidated statements of financial condition are payables to the Parent for certain operating expenses paid on the Company's behalf which amounted to $430,575 and $415,815 in 2001 and 2000, respectively.

Receivables of $14,356,609 and $490,373 due from FiServ are reflected in due from brokers, dealers, and clearing organizations within the accompanying consolidated statements of financial condition as of December 31, 2001 and 2000, respectively. Payables of $734,884 and $88,151 were due to FiServ and are reflected within the accompanying consolidated statements of financial condition as of December 31, 2001 and 2000, respectively.

6. LINE OF CREDIT
In addition to the line of credit with SouthTrust Bank, the Company also maintains a $125,000,000 unsecured line of credit with FiServ, which is renewable annually and bears interest at a rate equal to the prevailing broker call rate. The purpose of this line of credit is for the margining of inventory on an overnight basis. The Company had $0 outstanding against this line of credit at December 31, 2001 and 2000, respectively.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001 and 2000, the Company had net capital of $33,255,125 and $25,514,778, respectively, which was $33,005,125 and $25,264,778, respectively, in excess of required net capital.

8. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2001, the Company had no open underwriting commitments. The Company is subject to claims and other legal proceedings in the normal course of business. These proceedings include alleged compensatory and punitive damages. Although it is not possible to determine, with any certainty, the potential exposure related to punitive damages, in the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material affect on the Company's financial statements.

9. PENSION AND PROFIT SHARING PLANS
The Company participates in a trusteed pension plan and a deferred profit-sharing incentive plan for the benefit of substantially all employees of the Parent and its subsidiaries. Costs of the pension plan are computed under the "projected unit credit" method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. However, net assets of the plan at December 31, 2001 exceed the accumulated benefit obligation. The Parent's funding policy is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. The Parent does not allocate any pension costs to the affiliates; therefore, no expenses or accruals related to pension costs are included in the accompanying consolidated financial statements.
The Parent also maintains a defined contribution deferred profit sharing plan which meets the requirements of section 401 (k) of the Internal Revenue Code. Parent contributions to the deferred profit sharing plan are based on a predetermined formula of up to 15% of participants' salaries, which is the maximum amount deductible for federal income tax purposes. On behalf of its employees, the Company accrued $538,555 and $329,498 to the Parent during 2001 and 2000, respectively, under the deferred profit sharing plan.

10. INCOME TAXES

The Company's deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Accrued medical benefit	$ 0	$ 13,182
Accrued commissions	0	0
Other	17,218	79,463
Total deferred tax asset	17,218	92,645
Accrued profit sharing	0	(178,227)
Depreciation	(149,305)	(153,831)
Other	(609)	(609)
Total deferred tax liability	(149,914)	(332,667)
Total net deferred asset (liability)	$(132,696)	$(240,022)

11. FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company's financial instruments, which are recognized in the accompanying consolidated statements of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported in the accompanying consolidated statements of financial condition approximate the estimated fair values of all financial instruments at December 31, 2001 and 2000.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of trading inventory and clearance of customers' securities transactions. These financial instruments include securities sold, not yet purchased and payables to brokers and dealers. These instruments involve, to varying degrees, elements of market risk whose ultimate obligation may exceed the amount recognized in the 2001 and 2000 consolidated statements of financial condition. The Company is required, in the event of the nondelivery of customers' securities owed the Company by other broker-dealers, or by its customers, to purchase identical securities in the open market. Such purchases might result in losses not reflected in the accompanying consolidated financial statements.

The Company monitors the credit standing of each broker-dealer and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss increases.The Company did not have any derivative contracts outstanding as of December 31, 2001 and 2000.

13. COLLATERAL
Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2001, consist of securities owned with a carrying amount of $49,895,613.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
SouthTrust Securities, Inc.:

We have audited the accompanying consolidated statements of financial condition of SOUTHTRUST SECURITIES, INC. (a Delaware corporation and a wholly owned subsidiary of SouthTrust Corporation) as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of SouthTrust Securities, Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Birmingham, Alabama
February 15, 2002

DIRECTORS

John D. Porter
Chief Executive Officer
& Chairman of the Board

James B. Nonnengard
Senior Vice President
Director of Retail Sales

William Patterson
Executive Vice President
SouthTrust Corp.

Richard S. White, Jr.
Executive Vice President
SouthTrust Corp.

James D. Hudgins
Senior Vice President
Trading

Morris Benners
Senior Vice President
SouthTrust Corp.

Michael D. Murray
Vice President

MAIN OFFICE

112 North 20th Street
7th Floor
Birmingham, Alabama 35203
(800) 843-8618

MANAGING BRANCHES

300 2nd Avenue SW
Cullman, Alabama 35055
(256) 737-5526

One Georgia Center
600 West Peachtree Street
21st Floor
Atlanta, Georgia 30308
(404) 853-5600

135 W. Central Blvd.
Suite 140
Orlando, Florida 32801
(407) 245-7231

316 South Baylen
Suite 100
Pensacola, Florida 32506
(850) 470-0515

1 E. Broward Blvd.
Suite 150
Ft. Lauderdale, Florida 33301
(954) 762-9222

1800 2nd Street
Suite 601
Sarasota, Florida 34236
(941) 361-2317

5960 Fairview Road
Charlotte, North Carolina 28210
(800) 334-5354

SouthTrust Securities Inc.